UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily Opportunity Fund, Inc. is a Maryland corporation formed to invest in and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. The use of the terms the “Company”, “we”, “us”, or “our” in this report refer to Cottonwood Multifamily Opportunity Fund, Inc. and its subsidiaries, unless the context indicates otherwise.

Cottonwood Capital Property Management II, LLC acts as our sponsor, property manager and asset manager. We have no employees and are substantially reliant on Cottonwood Capital Property Management II, LLC and its resources to implement our business strategy. Our sponsor is a subsidiary of Cottonwood Residential O.P., LP (“CROP”) and has experience in operating multifamily construction and development projects. Cottonwood Residential II, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP. Cottonwood Residential II, Inc. is controlled by its board of directors consisting of Daniel Shaeffer, Chad Christensen, Gregg Christensen, Jonathan Gardner and Phillip White.

We operate under the direction of our board of directors, the members of which are accountable to us and our shareholders as fiduciaries. Our board of directors is responsible for the management and control of our affairs. We have three members of our board who are officers and board members of Cottonwood Residential II, Inc. As a result, we do not have independent management. The board of directors has the right, with input from our investment committee, to make decisions regarding investments by our operating partnership. We do not have an outside advisor, and we do not plan to engage an advisor.

In November 2017, we offered $50,000,000 in shares of our common stock at a purchase price of $10.00 per share through an offering qualified as a “Tier 2” offering pursuant to Regulation A under the Securities Act (the “Offering”). We completed the Offering in August 2019 after raising the full offering amount.

We may, in our board of directors’ sole discretion, elect to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the “Code”) but are not required to do so.

Our Investments

We have invested through joint ventures with Cottonwood Residential O.P., LP (“CROP”) and affiliated executives, which we refer to as the Cottonwood Joint Ventures. The Cottonwood Joint Ventures may in turn enter into joint ventures with third party developers or a developer affiliated with CROP (an “Affiliated Developer”), which we refer to as the Development Joint Ventures.

As of June 30, 2020, we had investments in two development projects through separate Cottonwood Joint Ventures:

Property Name	Property Location	Units to be Built	Net Rentable Square Feet	Estimated Completion	Investment to Date	Joint Venture Interest	Dated Contracted
Park Avenue	Salt Lake City, UT	235	167,130	Q4 2021	$15,852,851	76.5%	8/10/2018
Cottonwood on Broadway	Salt Lake City, UT	254	207,642	Q2 2022	$11,674,349	81.2%	8/6/2019
2

We are required to commit approximately $15,800,000 in capital for the development of Park Avenue and we are required to commit approximately $23,200,000 in capital for the development of Cottonwood on Broadway. Unfunded amounts will be drawn as needed to complete the projects. Additional capital contributions above our required commitment shall be made on a pro-rata basis. We may fund other members' required additional capital contributions through loans or dilution of their interest.

Park Avenue will include a mix of studio, one-bedroom, and two-bedroom units and have a fitness center, clubhouse, and resort-style pool and lounge area. The total development cost of the project is expected to be approximately $58,600,000, of which approximately $21,600,000 is expected to be funded by capital contributions from CROP, CREDE (a co-developer), affiliated executives, and us through the Park Avenue Joint Venture. See Note 3 of the consolidated financial statements for further discussion regarding this structure.

Cottonwood on Broadway will include a mix of studio, one-bedroom, and two-bedroom units and have a fitness center, clubroom, and a roof-top resort-style pool. The total development cost of the project is expected to be approximately $76,300,000, of which approximately $31,700,000 is expected to be funded by capital contributions from CROP, affiliated executives, and us through the Cottonwood on Broadway Joint Venture. See Note 3 of the consolidated financial statements for further discussion regarding this structure.

Results of Operations

As of June 30, 2020 and 2019, we had net losses of 481,194 and 6,628, respectively, from asset management fees and other general and administrative expenses in excess of the amount of interest income earned on cash deposits. We expect asset management fees and other general and administrative expenses to increase in future periods as a result of more capital being deployed.

Our results of operations for the six months ended June 30, 2020 are not indicative of those expected in future periods as we entered into our second joint venture in August 2019 and our projects are currently under development.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe our accounting policies on consolidation and investments in joint ventures are critical. Refer to Note 2 of our consolidated financial statements for a more thorough discussion of our significant accounting policies and procedures.

3

Liquidity and Capital Resources

We obtain the capital required to invest in multifamily construction and development projects and multifamily development-related assets and conduct our operations from the proceeds of the Offering, from capital provided by our joint venture partners, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

As of June 30, 2020, the Park Avenue Joint Venture and Cottonwood on Broadway Joint Venture had obtained non-revolving, senior secured construction loan facilities of $37,000,000 and $44,625,000, respectively, for the construction of their projects that will be drawn upon as needed. No draws had been made as of that date.

We may leverage individual assets up to 50% to 70% of the cost of such assets. We may leverage a particular asset in an amount that is greater or lesser than the foregoing, in the board of directors’ sole discretion. However, we expect the debt financing for our entire portfolio to be no more than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). Our charter does not limit us from incurring debt.

We may make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and make distributions on a monthly basis. We have not established a minimum distribution level. If we do not elect to be taxed as a REIT, we will not be required to make a minimal level of distributions.

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects.  We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from our Offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

Trends and Key Information Affecting our Performance

Overview
We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market is well positioned to withstand many of the conceivable adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.
Nonetheless, the extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including additional actions taken to contain COVID-19 or treat its impact, among others. As a result of shutdowns, quarantines or actual viral health issues, construction and completion of our development projects may be delayed or we may incur additional costs beyond those assumed in determining our estimated net asset value. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. In addition, we may be unable to obtain financing for the acquisition of investments on satisfactory terms, or at all. As a result, our business and financial results could be materially and adversely impacted.

4

The Greater Salt Lake Area Multifamily Market
Over the past year, the number of Salt Lake residents increased at nearly double the national rate, driven by a healthy combination of natural population growth, spurred by one of the highest birthrates in the country, and net in-migration. Annual net migration accounted for more than 30% of gains each year from 2015 to 2018. Sustained job growth over the past decade helped drive the unemployment rate down to around 2% at the end of 2019. The economic impact of the coronavirus pandemic has driven unemployment up, with the unemployment rate reaching just over 11% in April 2020. With many businesses allowed to reopen, jobs are being added back and people rehired which brought unemployment down to around 5.3% in July 2020.

The technology sector has grown significantly in Salt Lake and surrounding areas over the past several years and shed fewer jobs than most sectors in the market. The financial and technology industries, also referred to as “fintech,” have seen considerable growth over the past several years. These two groups have seen gains of around 20% since 2011. Utah has one of the highest concentrations of tech workers relative to the overall employment base. There are more than 6,000 tech and software companies located in the Salt Lake City and Provo markets, including Overstock.com, Adobe, and Qualtrics, as well as startups Pluralsight and Domo. Salt Lake City's financial sector also saw strong job growth over the past several years and sustained more modest job losses due to pandemic closures than other sectors. The metro's largest financial company is Zions Bancorporation, which employs more than 3,500 personnel. Other major financial employers include Wells Fargo, Discover Financial Services, and American Express. Goldman Sachs also has a significant presence in the metro, employing more than 2,500 people at its downtown office, Goldman's second-largest office in North America. The banking firm indicated in 2014 plans to create up to 350 additional jobs over the next 20 years in the metro.

The Salt Lake metro is responsible for approximately 40% of the state's tourist-generated tax revenue, with Salt Lake City International Airport being a primary gateway in the region. The coronavirus is having a significant impact on travel and group events. Construction was permitted to continue and added more than two thousand jobs since the beginning of the year. Construction remains underway on the $3.5 billion renovation of Salt Lake City International Airport, with the recent opening of the new terminal.

Salt Lake City's healthy fundamentals are drawing increased investor interest from outside the metro, with several recent notable transactions by non-local investors. California-based investors, in particular, have made a number of significant acquisitions in the market over the past few years. Investment activity remains firm in the first three quarters of 2020 with the number of deals on par with that of last year. Salt Lake’s diverse economy fared better than many others through the initial pandemic downtown and employment in the metro has bounced back well so far.

Item 2. Other Information

None.
5

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Assets
Investments in joint ventures	$30,322,688	$20,649,443
Cash and cash equivalents	22,066,977	30,994,032
Related party receivables	332	4,505
Other assets	13,827	52,702
Total assets	$52,403,824	$51,700,682
Liabilities and equity
Liabilities
Accounts payable and accrued liabilities	$41,326	$14,803
Related party payables	93,629	75,760
Deferred tax liabilities, net	150,970	—
Total liabilities	285,925	90,563
Commitments and contingencies (Note 7)
Equity
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 5,001,000 shares issued and outstanding at both June 30, 2020 and December 31, 2019	50,010	50,010
Additional paid in capital	49,959,990	49,959,990
Accumulated deficit	(690,753)	(210,769)
Total equity	49,319,247	49,799,231
Noncontrolling interests - affiliated executives	2,798,652	1,810,888
Total equity and noncontrolling interest	52,117,899	51,610,119
Total liabilities, equity and noncontrolling interest	$52,403,824	$51,700,682

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statement of Operations

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenues
Interest income	$249,076	$238,734
Expenses
Asset management fee to related party	(399,491)	(192,464)
General and administrative expenses	(175,790)	(52,898)
Net operating losses	(326,205)	(6,628)
Equity in losses	(4,019)	—
Loss before income taxes	(330,224)	(6,628)
Income tax expense	(150,970)	—
Net loss	(481,194)	(6,628)
Net loss attributable to noncontrolling interests - affiliated executives	1,210	170
Net loss attributable to common stockholders	$(479,984)	$(6,458)

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Common Stock					Noncontrolling Interest - Affiliated Executives
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity		Total Equity
Balance at December 31, 2019 (Audited)	5,001,000	$50,010	$49,959,990	$(210,769)	$49,799,231	$1,810,888	$51,610,119
Noncontrolling interest contribution	—	—	—	—	—	988,974	988,974
Net loss	—	—	—	(479,984)	(479,984)	(1,210)	(481,194)
Balance at June 30, 2020 (Unaudited)	5,001,000	$50,010	$49,959,990	$(690,753)	$49,319,247	$2,798,652	$52,117,899

	Common Stock					Noncontrolling Interest - Affiliated Executives
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity		Total Equity
Balance at December 31, 2018 (Audited)	2,285,790	$22,858	$22,835,037	$(139,066)	$22,718,829	$—	$22,718,829
Issuance of common stock	2,612,474	26,125	26,098,618	—	26,124,743	—	26,124,743
Noncontrolling interest contribution	—	—	—	—	—	1,339,051	1,339,051
Net loss	—	—	—	(6,458)	(6,458)	(170)	(6,628)
Balance at June 30, 2019 (Unaudited)	4,898,264	$48,983	$48,933,655	$(145,524)	$48,837,114	$1,338,881	$50,175,995

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(481,194)	$(6,628)
Changes in operating assets and liabilities:
Other assets	38,875	63,569
Accounts payable and accrued liabilities	26,523	20,000
Related party payables	22,042	10,150
Deferred income taxes	150,970	—
Net cash (used in) provided by operating activities	(242,784)	87,091

Investing activities
Investments in joint ventures	(9,673,245)	(2,433,874)
Net cash used in investing activities	(9,673,245)	(2,433,874)

Financing activities
Issuance of common stock	—	25,649,243
Contributions from affiliated executives	988,974	—
Net cash provided by financing activities	988,974	25,649,243

Net (decrease) increase in cash and cash equivalents	(8,927,055)	23,302,460
Cash and cash equivalents at beginning of period	30,994,032	16,224,344
Cash and cash equivalents at end of period	$22,066,977	$39,526,804

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily Opportunity Fund, Inc.

Notes to Consolidated Financial Statements

June 30, 2020
Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company") is a Maryland corporation formed to invest in and/or make mezzanine loans or preferred equity investments in multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

Cottonwood Capital Property Management II, LLC acts as our sponsor, property manager and asset manager. We have no employees and are substantially reliant on Cottonwood Capital Property Management II, LLC and its resources to implement our business strategy. Our sponsor is a subsidiary of Cottonwood Residential O.P., LP ("CROP") and has experience in operating multifamily construction and development projects. Cottonwood Residential II, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.

In November 2017, we offered $50,000,000 in shares of our common stock at a purchase price of $10.00 per share through an offering qualified as a "Tier 2" offering pursuant to Regulation A under the Securities Act (the "Offering"). We completed the Offering in August 2019 after raising the full offering amount.

We have invested through joint ventures with CROP and affiliated executives, which we refer to as the Cottonwood Joint Ventures. As of June 30, 2020, we have two Cottonwood Joint Ventures, the Park Avenue Joint Venture and Cottonwood on Broadway Joint Venture. The Broadway Joint Venture has in turn entered into a joint venture with a third-party developer and affiliate of CROP, which we refer to as the Development Joint Venture.

The Development Joint Venture is managed by the developer who oversees the day to day development and management of the project. The Cottonwood Joint Ventures have the right to approve major decisions affecting the Development Joint Ventures. The terms of each agreement vary on a joint venture by joint venture basis.

We have made no mezzanine or preferred equity investments to date.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (COVID-19) pandemic. We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact the construction, related costs and the timing of completion of our development projects. During the six months ended June 30, 2020, the construction of our development projects did not experience significant disruptions from the COVID-19 pandemic. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

Note 2 - Summary of Significant Accounting Policies
Principles of Consolidation and Basis of Presentation

The consolidated financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2019 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

The Company and its subsidiaries are variable interest entities (“VIE”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the Park Avenue Joint Venture and Cottonwood on Broadway Joint Venture is shared equally between the members. We are not considered the primary beneficiary of these joint ventures as CROP controls the development of the projects. As a result, our investments in the joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the Offering, including managing broker-dealer fees and selling commissions. All organization and offering costs are paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of June 30, 2020, offering costs incurred by the sponsor in connection with our Offering were approximately $6,143,000. Organizational costs incurred by the sponsor were not significant.

Investment in Joint Venture

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and cash equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2021, but are not required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

If we fail to qualify as a REIT in any taxable year or determine not to be elect to be taxed as a REIT, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and, if we had elected to be taxed as a REIT but subsequently fail to qualify as a REIT, we generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially and adversely affect our net income and net cash available for distribution to stockholders.

We incurred cumulative net losses before income taxes of $539,783 through June 30, 2020. We had a deferred tax asset of approximately $138,000 associated with these losses. We also had deferred tax liabilities of approximately $289,000 related to built-in gains from our anticipated REIT election in 2021, resulting in a net deferred tax liability and income tax expense of approximately $151,000 as of June 30, 2020.

Note 3 - Investment in Joint Venture
Park Avenue

The Park Avenue development is structured as follows (with wholly owned subsidiaries being excluded for simplicity):

Affiliated Executives	Cottonwood Multifamily Opportunity Fund, Inc.		Cottonwood Residential O.P., LP		CREDE

15.0%		85.0%	90.0%		10.0%

	Investor Entity			Development Joint Venture

		Park Avenue Joint Venture
	90.0%			10.0%

		100%

		Park Avenue Development

We consolidate the Investor Entity and record our investment in the Park Avenue Joint Venture under the equity method of accounting. On June 30, 2019, the operating agreement for the investor entity was amended whereby affiliated executives were admitted as members. As of June 30, 2020, the affiliated executives have contributed $2,800,000 to the investor entity. The affiliated executives' contributions and share of income are recorded as noncontrolling interest on the consolidated financial statements.

At June 30, 2020, the Investor Entity had contributed $18,652,851 to the Park Avenue Joint Venture, of which $15,852,851 came from us. At June 30, 2019, the Investor Entity had contributed $8,882,297 to the Park Avenue Joint Venture.

The joint venture did not have any operating activity or distributions for the six months ended June 30, 2020 and 2019.

Summarized balance sheet information for the Park Avenue Joint Venture is as follows:

June 30, 2020
Cash	$162,132
Development Costs	20,568,636
Accounts Payable and Accrued Liabilities	5,377

Cottonwood on Broadway

The Cottonwood on Broadway development is structured as follows (with certain wholly owned subsidiaries being excluded for simplicity):

Affiliated Executives	Cottonwood Multifamily Opportunity Fund, Inc.	Cottonwood Residential O.P., LP

8.8%	81.2%	10.0%

	Broadway Joint Venture

	100%

	Cottonwood on Broadway Development

We record our investment in the Broadway Joint Venture under the equity method of accounting. As of June 30, 2020, we had contributed $11,674,349.

We invested in the Broadway Joint Venture in August 2019. The joint venture did not have any operating activity or distributions for the six months ended June 30, 2020.

Summarized balance sheet information for the Broadway Joint Venture is as follows:

June 30, 2020
Cash	$240,404
Development Costs	14,156,381
Accounts Payable and Accrued Liabilities	1,296,790

Note 4 - Stockholders' Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. We had 5,001,000 shares of common stock issued and outstanding as of June 30, 2020 and December 31, 2019. Our sponsor owns 1,000 of the outstanding shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2020 and December 31, 2019.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. We expect to have little, if any, cash flows from operations until we have completed our developments and begun lease-up. Should cash flows from operations not cover distributions during the early stages of real estate investment or during the operational stages we may look to third party borrowings to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash.

Note 5 - Joint Venture Distributions

Park Avenue Joint Venture

Cash from operations or a capital event from the Park Avenue Joint Venture is to be distributed first to the members (the investing entity and development joint venture) to provide a preferred return of 8% on invested capital. Cash will then be distributed 100% to the members until capital accounts are reduced to zero, then 25% to the development joint venture and 75% to the members until the members have received an additional 12% return on invested capital, then 35% to the development joint venture and 65% to the members until the members have received an additional 16% return on invested capital. Profits after the above distributions will then be allocated 50% to the development joint venture and 50% to the members (in proportion to the respective interests in the joint venture).

Taking into consideration the distributions above, the Development Joint Venture will receive a graded promotional interest of the profits of the Park Avenue Joint Venture which is subordinate to our receipt of an 8% preferred return. The Park Avenue Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will be allocated to the Park Avenue Joint Venture partners and will not be passed through to our shareholders.

Cottonwood on Broadway Joint Venture

Cash from operations or a capital event from the Cottonwood on Broadway Joint Venture is to be distributed first to the members (the investing entity and development joint venture) to provide a preferred return of 8% on invested capital. Cash will then be distributed 100% to the members until capital accounts are reduced to zero, then 25% to CROP and 75% to the members until the members have received an additional 12% return on invested capital, then 35% to CROP and 65% to the members until the members have received an additional 16% return on invested capital. Profits after the above distributions will then be allocated 50% to CROP and 50% to the members (in proportion to the respective interests in the joint venture).

Taking into consideration the distributions above, CROP will receive a graded promotional interest of the profits of the Cottonwood on Broadway Joint Venture which is subordinate to our receipt of an 8% preferred return. The Cottonwood on Broadway Joint Venture will make allocations of income and loss so that the allocations are made in a similar manner to the distributions. Losses will be allocated to the Cottonwood on Broadway Joint Venture partners and will not be passed through to our shareholders.

Note 6 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to the Offering and for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. The related party payables of $93,629 and $75,760 at June 30, 2020 and December 31, 2019, respectively, include asset management fees owed to our sponsor and entity maintenance fees paid by CROP that will be reimbursed by us. The following are fees or other items that may be charged by our sponsor or its affiliates. No fees were incurred by us in the six months ended June 30, 2019 and 2018 except those noted below.

Property Management Fee

After stabilization of a project, our sponsor may provide property management services and receive a fee of 3.5% of the annual gross revenues of each property managed for these services, prorated for any partial year. The Park Avenue agreement also has a floor of $8,000 per month.

Lease-up Fee

Our sponsor may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Development Fee

For services provided in developing Park Avenue, CROP will receive an amount equal to one-third of 3% of hard costs. For the six months ended June 30, 2020 and 2019, development fees received by CROP for the Park Avenue project were $63,766 and $21,255, respectively.

For services provided in developing Cottonwood on Broadway, an affiliate of the sponsor shall be entitled to a fee of 5% of the project budget multiplied by our ownership percentage of the joint venture. This fee will be paid entirely by us. For the six months ended June 30, 2020, development fees received by Cottonwood Capital Property Management II, LLC for the Cottonwood on Broadway project were $585,213. No development fees were charged during the six months ended June 30, 2019.

The development fees incurred to date have been capitalized as an investment in joint venture.

Cost Savings Development Fee

Should the Park Avenue development be completed below the budgeted hard costs, CROP will receive one-fourth of the project cost savings, up to 1.5% of the project budgeted cost.

General Contractor Fee

For general contracting services provided in developing Cottonwood on Broadway, an affiliate of the sponsor shall be entitled to a fee of 5% of budgeted hard costs for the project multiplied by our ownership percentage of the joint venture. This fee will be paid entirely by us. For the six months ended June 30, 2020, we paid $94,454 in general contractor fees to Cottonwood Capital Property Management II, LLC. No general contractor fees were charged during the six months ended June 30, 2019. The general contractor fee incurred to date has been capitalized as an investment in joint venture.

Construction Management Fee

For services in supervising any renovation or construction project in excess of $5,000 in or about the projects after stabilization, the Property Manager shall be entitled to a fee equal to 5% of the cost of the amount (including related professional services) that is expended. This fee is generally not payable for routine maintenance expenditures. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor receives an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee will be paid by us. The asset management fee incurred for the six months ended June 30, 2020 and 2019 was $399,491 and $192,464, respectively.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP is a member of the Park Avenue and Cottonwood on Broadway Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to these joint ventures. As outlined above, CROP may receive a promotional interest of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for us.

Distributions and Promotional Interests from Development Joint Ventures

CROP serves as a co-general partner of the development joint venture for Park Avenue and will receive a portion of the promoted interest.

Property Management Corporate Service Fee

Upon lease-up, our sponsor will allocate a flat fee each month to the Park Avenue Joint Venture and Cottonwood on Broadway Joint Venture which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Note 8 - Subsequent Events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no other events have occurred subsequent to June 30, 2020 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description
1.1	MANAGING BROKER-DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.1 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
1.2	FORM OF SOLICITING DEALER AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 1.2 ON FORM 1-A/A (FILE NO. 024-10730) FILED NOVEMBER 16, 2017.
2.1	SECOND ARTICLES OF AMENDMENT AND RESTATEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 2.1 ON FORM 1-U (FILE NO. 24R-00118) FILED DECEMBER 28, 2017.
2.2	BYLAWS, INCORPORATED BY REFERENCE TO EXHIBIT 2.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
4.1	FORM OF SUBSCRIPTION AGREEMENT AND ISRAELI INVESTOR QUESTIONNAIRE, INCORPORATED BY REFERENCE TO EXHIBIT 4.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.1	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.2	LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.3	ASSET MANAGEMENT AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.4	FORM OF PROPERTY MANAGEMENT AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.4 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.5	THREE-PARTY AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.5 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16, 2017.
6.6	COTTONWOOD SUGAR HOUSE, LLC AGREEMENT AND AMENDMENTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.7	PURCHASE AND SALE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.8	DEVELOPMENT SERVICES AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.9	LOAN AGREEMENT EXECUTED BY AND BETWEEN CW SUGAR HOUSE, LLC, AND REGIONS BANK, INCORPORATED BY REFERENCE TO EXHIBIT 6.9 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019.
6.10	PROMISSORY NOTE BETWEEN CW SUGAR HOUSE, LLC AND REGIONS BANK, INCORPORATED BY REFERENCE TO EXHIBIT 6.10 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019.
6.11	AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF CW BROADWAY JV, LLC, INCORPORATED BY REFERENCE TO EXHIBIT 6.11 ON FORM 1-SA (FILE NO. 24R-00118) FILED SEPTEMBER 27, 2019
6.12
LOAN AGREEMENT EXECUTED BY AND AMONG CW BROADWAY JV, LLC, PNC BANK, NATIONAL ASSOCIATION, PNC CAPITAL MARKETS LLC, AND THE LENDERS PARTY THERETO, INCORPORATED BY REFERENCE TO EXHIBIT 6.12 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON MAY 22, 2020.

9.1	LETTER FROM ERNST & YOUNG LLP TO THE SECURITIES AND EXCHANGE COMMISSION DATED APRIL 17, 2020, INCORPORATED BY REFERENCE TO EXHIBIT 9.1 ON FORM 1-U (FILE NO. 24R-00118) FILED APRIL 17, 2020
15.1	PRIOR PERFORMANCE TABLES, INCORPORATED BY REFERENCE TO EXHIBIT 15.1 ON FORM 1-A POS (FILE NO. 024-10730) ON NOVEMBER 27, 2018.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Dated: September 24, 2020